SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         Applied Signal Technology Inc.
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                                (Name of Issuer)

                                     common
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                         (Title of Class of Securities)

                                   038237103
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                                 (CUSIP Number)

                                   12/31/2005
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 038237103
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Neuberger Berman Inc.
    061523639
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Delaware
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        0

    (6) Shared voting power:
        1526996

    (7) Sole dispositive power:
        0

    (8) Shared dispositive power:
        1526996

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(9) Aggregate amount beneficially owned by each reporting person.

    1526996
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |X|
     (see instructions). (1)
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(11) Percent of class represented by amount in Row 9.

     13.25%
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(12) Type of reporting person (see instructions).

     HC
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(1) Employee(s) of Neuberger Berman, LLC and Neuberger Berman Management Inc. ("Employees") own 68,000 shares. Employee(s) own these shares in their own personal securities accounts. Neuberger Berman, LLC disclaims beneficial ownership of these shares since; these shares were purchased with each employee(s) personal funds and each employee has exclusive dispositive and voting power over the shares held in their respective accounts.

Page 2 of 7 Pages

CUSIP No. 038237103
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Neuberger Berman, LLC
    135521910
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        0

    (6) Shared voting power:
        1526996

    (7) Sole dispositive power:
        0

    (8) Shared dispositive power:
        1526996

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    1526996
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |X|
     (see instructions). (1)
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     13.25%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     BD        IA
--------------------------------------------------------------------------------

----------
(1) Employee(s) of Neuberger Berman, LLC and Neuberger Berman Management Inc. ("Employees") own 68,000 shares. Employee(s) own these shares in their own personal securities accounts. Neuberger Berman, LLC disclaims beneficial ownership of these shares since; these shares were purchased with each employee(s) personal funds and each employee has exclusive dispositive and voting power over the shares held in their respective accounts.

Page 3 of 7 Pages

CUSIP No. 038237103
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Neuberger Berman Management Inc.
    132667528
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    New York
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        0

    (6) Shared voting power:
        1526996

    (7) Sole dispositive power:
        0

    (8) Shared dispositive power:
        1526996

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    1526996
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     13.25%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     BD        IA
--------------------------------------------------------------------------------

Page 4 of 7 Pages

CUSIP No. 038237103
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Neuberger Berman Equity Funds
    134035886
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        0

    (6) Shared voting power:
        1526996

    (7) Sole dispositive power:
        0

    (8) Shared dispositive power:
        1526996

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    1526996
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     13.25%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     IV
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Page 5 of 7 Pages

Item 1(a). Name of Issuer:

           Applied Signal Technology Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           400 W. California Ave. Sunnyvale CA 94086

Item 2(a). Name of Person Filing:

           Neuberger Berman Inc.

Item 2(b). Address or Principal Business Office or, If None, Residence:

           605 Third Ave. New York, NY 10158

Item 2(c). Citizenship:

           Delaware

Item 2(d). Title of Class of Securities:

           common

Item 2(e). CUSIP No.:

           038237103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |X| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

    (a) Amount beneficially owned:
        1526996

    (b) Percent of class:
        13.25%

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote
              0

        (ii)  Shared power to direct the vote
              1526996

        (iii) Sole power to dispose or direct the disposition of
              0

        (iv)  Shared power to dispose or direct the disposition of
              1526996

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        Neuberger Berman, LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of, and in some cases the sole power to vote the securities of many unrelated clients. Neuberger Berman, LLC does not, however, have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.


        With regard to the shares set forth under Item 4.(c)(II), 1,526,996 shares or 13.25% of the outstanding are beneficially owned by Neuberger Berman Genesis Fund Portfolio, a series of Neuberger Berman Equity Funds. Neuberger Berman, LLC and Neuberger Berman Management Inc. are deemed to be beneficial owners of these shares for purposes of Rule 13(d) since they both have shared power to make decisions whether to retain or dispose of the securities. Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger Berman Genesis Fund Portfolio, which holds such shares in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the issuer.

        With regard to the balance of the shares set forth under Item 4.(c)(II), Neuberger Berman, LLC and Neuberger Berman Management Inc. are deemed to be the beneficial owners for the purposes of Rule 13(d), since they have power to make decisions whether to retain or dispose of securities held by Neuberger Berman's various other Funds. Neuberger Berman, LLC is the sub-advisor to the aforementioned Funds.

        No other Neuberger Berman, LLC advisory client has an interest of more than 5% of the issuer.

        It should be further noted that the share calculation under item 4.(c)(IV) is derived from a total combination of the shares set forth under Item 4.(c)(I and II). The remaining balance of shares, if any, are for individual client accounts over which Neuberger Berman, LLC has shared power to dispose.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Neuberger Berman Inc. makes this filing pursuant to the Rule 13d-1 (b)
        (ii) (G) since it owns 100% of both Neuberger Berman, LLC and Neuberger Berman Management Inc. and does not own over 1% of the issuer.
        Neuberger Berman, LLC, as investment advisor and broker/dealer with discretion. Neuberger Berman Management Inc. as investment advisor to a series of Public Mutual Funds.


Item 8. Identification and Classification of Members of the Group.

        N/A

Item 9. Notice of Dissolution of Group.

        N/A

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Neuberger Berman Inc.

Date: 02/17/2006                      /s/ Kevin Handwerker
                                      Name:  Kevin Handwerker
                                      Title: Chief Administrative Officer
                                             and General Counsel


                                      Neuberger Berman, LLC

Date: 02/17/2006                      /s/ Kevin Handwerker
                                      Name:  Kevin Handwerker
                                      Title: Chief Administrative Officer
                                             and General Counsel


                                      Neuberger Berman Management Inc.

Date: 02/17/2006                      /s/ Peter Sundman
                                      Name:  Peter Sundman
                                      Title: President and Director


                                      Neuberger Berman Equity Funds

Date: 02/17/2006                      /s/ Peter Sundman
                                      Name:  Peter Sundman
                                      Title: Chairman of the Board, CEO
                                             and Trustee


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incor porated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5),  13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a),  49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454;  secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203,  91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5),  78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978,  as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751,  Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867,  Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

Page 7 of 7 Pages